

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Glen Leibowitz
Chief Financial Officer
Acreage Holdings, Inc.
366 Madison Avenue, 11th Floor
New York, NY 10017

> **Re: Acreage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed May 29, 2020**
> **Item 2.02 Form 8-K dated June 26, 2020**
> **File No. 000-56021**

Dear Mr. Leibowitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 130

1. You state that you did not provide a report of management's assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, we note that you have been required to file an annual report on Form 40-F for the year ended December 31, 2018 pursuant to section 13(a) or 15(d) of the Exchange Act. Please tell us how you have considered Instruction 1 to Item 308 of Regulation S-K in determining that you were not required to provide management's report on internal control over financial reporting in your Form 10-K for the year ended December 31, 2019.

Item 2.02 Form 8-K dated June 26, 2020

Exhibit 99.1
Non-GAAP Measures, Reconciliations and Discussion (Unaudited), page 3

2.   You present managed revenue, pro forma revenue, and pro forma adjusted EBITDA as non-GAAP financial measures. Please tell us in detail your purpose for including the "revenue from entities under management or consulting agreements", "pro forma adjustments", and "managed/pro forma adjustments" as non-GAAP adjustments in calculating these non-GAAP financial measures and how you determined these non-GAAP adjustments. Please also explain why your management believes that non-GAAP financial measures with these adjustments provide useful information to investors. Please refer to the guidance in Items 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

3.   You present the reconciliation of adjusted net income (loss) attributable to Acreage Holdings, Inc. and adjusted net earnings (loss) per share attributable to Acreage Holdings, Inc. to the most directly comparable GAAP measure. Please tell us your consideration of the guidance in Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations that requires the entity to present the income tax impact attributable to the non-GAAP adjustments as a separate adjustment in the reconciliation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services